UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51785

Oracle Healthcare Acquisition Corp.

(Exact name of registrant as specified in its charter)

200 Greenwich Ave., 3rd Floor

Greenwich, Connecticut 06830

(203) 862-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock, $0.0001 par value, and one Warrant

Common Stock, $0.0001 par value per share

Warrants to purchase shares of Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Units: 1
Common Stock: 7
Warrants: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Oracle Healthcare Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 7, 2008	By:	/s/ Joel D. Liffmann
			Name:	Joel D. Liffmann
			Title:	President and Chief Operating Officer